SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30544]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 31, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May.  A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on June 25, 2013, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC 20549-8010.

**Oppenheimer Champion Income Fund [File No. 811-5281]**
**Oppenheimer Portfolio Series Fixed Income Active Allocation Fund [File No. 811-22120]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  The applicants transferred their assets to Oppenheimer Global Strategic Income Fund and, on September 21, 2012, and October 5, 2012, respectively, made final distributions to their shareholders based on net asset value.  Expenses of $133,210 and $37,920, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date:  The applications were filed on April 23, 2013.

Applicants' Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Aviemore Funds [File No. 811-21489]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant transferred its assets to Stadion Investment Trust and, on March 29, 2013, made a final distribution to its shareholders based on net asset value.  Expenses of $60,457 incurred in connection with the reorganization were paid by Stadion Money Management, LLC, investment adviser to the acquiring fund.

Filing Date:  The application was filed on May 6, 2013.

Applicant's Address:  20 Phelps Rd., Old Chatham, NY 12136.

**GLG Investment Series Trust [File No. 811-22360]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 12, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant has retained approximately $189,718 to cover outstanding debts and other liabilities. Expenses of $99,500 incurred in connection with the liquidation were paid by applicant.

Filing Dates:  The application was filed on April 17, 2013, and amended on May 14, 2013.

Applicant's Address:  452 Fifth Ave., 25$^{th}$ Floor, New York, NY 10018.

> **Madison Mosaic Government Money Market [File No. 811-2910]**
> **Madison Mosaic Tax-Free Trust [File No. 811-3486]**
> **Madison Mosaic Income Trust [File No. 811-3616]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  The applicants have transferred their assets to corresponding series of Madison Funds and, on April 19, 2013, made a final distribution to their shareholders based on net asset value. Expenses of approximately $21,281, $29,213 and $59,447, respectively, incurred in connection with the reorganizations were paid by Madison Investment Advisors, LLC, applicants' investment adviser.

Filing Date:  The applications were filed on May 2, 2013.

Applicant's Address:  500 Science Dr., Madison, WI 53711.

> **Center Coast MLP Fund [File No. 811-22408]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on May 3, 2013.

Applicant's Address:  1100 Louisiana St., Suite 4550, Houston, TX 77002.

**Value Line U.S. Government Securities Fund, Inc. [File No. 811-3171]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Value Line Core Bond Fund and, on March 22, 2013, made a final liquidating distribution to its shareholders based on net asset value.  Expenses of $132,812 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date:  The application was filed on May 1, 2013.

Applicant's Address:  7 Times Sq., 21$^{st}$ Floor, New York, NY 10036.

**Giordano Investment Trust [File No. 811-21789]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On December 30, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of approximately $72,500 incurred in connection with the liquidation were paid by applicant.

Filing Date:  The application was filed on May 13, 2013.

Applicant's Address:  2530 Riva Rd., Suite 312, Annapolis, MD 21401.

**New York Daily Tax Free Income Fund, Inc. [File No. 811-3955]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of approximately $11,486 incurred in connection with the liquidation were paid by Reich & Tang Asset Management, LLC, applicant's investment adviser.

<u>Filing Date</u>:  The application was filed on May 14, 2013.

<u>Applicant's Address</u>:  1411 Broadway, 28[th] Floor, New York, NY 10018.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary